Click Holdings Limited

Unit 709, 7/F., Ocean Centre

5 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong

April 18, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Click Holdings Limited
Draft Registration Statement on Form F-1

Ladies and Gentlemen:

Click Holdings Limited (the “Company”) is submitting a draft Registration Statement on Form F-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for non-public review pursuant to the Division of Corporation Finance’s draft registration statement processing procedures. The Registration Statement submitted herewith relates to the initial registration under Section 12(g) of the Securities Exchange Act of 1934, as amended, of the Company’s ordinary shares.

If you have any questions or comments concerning this submission or require any additional information, please contact Megan J. Penick of Dorsey & Whitney LLP, our outside legal counsel, at (212) 415-9279 or penick.megan@dorsey.com.

Very truly yours,

/s/ Chan Chun Sing
Chan Chun Sing
Chief Executive Office
Click Holdings Limited

cc:	Megan J. Penick